November 14, 2019

Raymond J. Pacini
Chief Financial Officer
BRIX REIT, Inc.
3090 Bristol Street, Suite 550
Costa Mesa, California 92626

       Re: BRIX REIT, Inc.
           Post Qualification Amendment on Form 1-A
           Filed October 31, 2019
           File No. 024-10767

Dear Mr. Pacini:

       We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post Qualification Amendment on Form 1-A

General

1. We note the following disclosure: that you continue to evaluate your management options, which could include entering into an advisory agreement with a subsidiary of RW
       Holdings NNN REIT, Inc. ("NNN REIT"), a real estate investment trust that is currently advised by a wholly owned subsidiary of your former sponsor, BrixInvest, LLC, to conduct your operations, manage your portfolio of real estate properties and real estate-
       related assets and provide asset-management and other services to you; that NNN REIT and certain other parties, including BrixInvest, LLC, are parties to a contribution agreement dated as of September 19, 2019 pursuant to which NNN REIT will acquire substantially all of the assets of your former sponsor and will become self-managed; your disclosure that three of your directors, including Raymond Wirta, the Chairman of your
       Board, and Aaron Halfacre, the Chief Executive Officer of your former sponsor, serve on the board of directors of NNN REIT; and Rich Uncles NNN Operating Partnership, LP,
 Raymond J. Pacini
BRIX REIT, Inc.
November 14, 2019
Page 2
       the operating partnership of NNN REIT ("NNN OP"), has acquired the software and related assets of your former sponsor in order for NNN OP to develop and operate the
       Online Platform, and you have entered into a website hosting services agreement with
       NNN OP pursuant to which NNN OP will host the Online Platform for your benefit.
       Please tell us the identity of each of the parties, including each subsidiary of BrixInvest,
       LLC and NNN REIT referenced in this disclosure. Describe the relationships among each of the entities, including, without limitation, how and by whom they are owned, managed and controlled, including general partner and managing member arrangements.
       Describe the terms of any advisory or other contractual arrangements among each of these entities. Clarify if BrixInvest, LLC is acting as a promoter or compensated solicitor for any of these entities. Clearly describe any relationship between each of these entities in any capacity and you. We may have further comments.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713
with any questions.



                                                             Sincerely,
FirstName LastNameRaymond J. Pacini
                                                             Division of
Corporation Finance
Comapany NameBRIX REIT, Inc.
                                                             Office of Real
Estate & Construction
November 14, 2019 Page 2
cc:       Gregory W. Preston, Esq.
FirstName LastName